Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
express.press@expressjet.com
832.353.3333 **main** 877.958.NEWS **toll free**

News Release

EXPRESSJET REPORTS JUNE 2009 PERFORMANCE

HOUSTON, July 13, 2009 – ExpressJet Holdings (NYSE: XJT) today announced traffic and capacity results for June 2009 for its ExpressJet Airlines subsidiary.

Scheduled Flying

During the month, ExpressJet revenue passenger miles (RPM) totaled 726 million, and available seat miles (ASM) flown were 885 million. ExpressJet's June load factor, operating as Continental Express, was 82.0%. The company flew 56,293 block hours and operated 30,548 departures during the month as Continental Express.

Corporate Aviation

ExpressJet flew 3,761 block hours during the month in its Corporate Aviation (charter) division. ExpressJet's fleet within the Corporate Aviation division consisted of six 41-seat aircraft and 24 50-seat aircraft.

All Flying

ExpressJet had a total of 244 planes in its fleet during June – 214 allocated to flying as Continental Express and 30 operating in its Corporate Aviation division.

About ExpressJet

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves 128 scheduled destinations in North America and the Caribbean with approximately 1,050 departures per day. Operations include a capacity purchase agreement for Continental; providing clients customized 41-seat and 50-seat charter options (www.expressjet.com/charter); and supplying third-party aviation and ground handling services. For more information, visit www.expressjet.com.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY STATISTICS

Month Ending June 30, 2009	Continental Express	Corporate Aviation
Revenue Passenger Miles (millions)	726	
Available Seat Miles (ASM) (millions)	885	
Passenger Load Factor	82.0%	
Block Hours	56,293	3,761
Departures	30,548	
Stage Length	580	

Year to date	Continental Express	Corporate Aviation
Revenue Passenger Miles (millions)	3,723	
Available Seat Miles (ASM) (millions)	4,934	
Passenger Load Factor	75.5%	
Block Hours	321,593	8,076
Departures	168,733	
Stage Length	586	

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